UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A (Amendment No. 5) Under the Securities Exchange Act of 1934
Pacific Coast Oil Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

694103102
(CUSIP Number)

Carson Mitchell Shipyard Capital LP 1477 Ashford Avenue, #2006 San Juan, PR 00907 1-646-509-9519

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694103102	13D	Page 2 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

91-1962899

EVERGREEN CAPITAL MANAGEMENT LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,277,690
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,277,690
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,277,690
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.50%

14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 3 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

47-4835562

SHIPYARD CAPITAL LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,212,503
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,212,503
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.33%

14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 4 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

47-4663148

SHIPYARD CAPITAL MANAGEMENT LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,212,503
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
3,212,503
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,212,503
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.33%

14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 5 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CEDAR CREEK PARTNERS LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,515,400
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,515,400
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,515,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON (see instructions)

PN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 6 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ERIKSEN CAPITAL MANAGEMENT LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,515,400
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,515,400
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,515,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON (see instructions)

IA

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 7 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Walter C. Keenan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)

(a) ☒

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
224,113
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
224,113
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

224,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.58%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

*	Percentage calculated based on 38,583,158 units outstanding as of August 1, 2019, as reported in the 10-Q of Pacific Coast Oil Trust, filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 694103102	13D	Page 8 of 14

Item 1.	Security and Issuer

This Schedule 13D relates to units of beneficial interest (the “Units”), of Pacific Coast Oil Trust (the “Issuer” or “Pacific Coast”). The address of the issuer is 601 Travis Street, 16th Floor, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Statement is filed by:

(1) Shipyard Capital Management LLC (“Shipyard”)

(2) Cedar Creek Partners LLC (“CCP”)

(3) Walter C. Keenan (“Mr. Keenan”)

(4) Evergreen Capital Management LLC dba Evergreen Gavekal (“Evergreen”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal business address of Shipyard is 1477 Ashford Avenue, #2006, San Juan, PR 00907. The principal business address of CCP is 8695 Glendale Road, Custer, WA 98240. The principal business address of Mr. Keenan is 25 Ave Munoz Rivera #812, San Juan, PR 00901. The principal business address of Evergreen is 1412 112th Ave NE. Suite 100 Bellevue, WA 98004.

(c)       The principal business of Shipyard is acquiring, holding and disposing of investments in various companies. The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of Mr. Keenan is consulting, primarily to insurance and financial services companies. The principal business of Evergreen is acquiring, holding and disposing of investments in various companies, primarily on behalf of individuals, families and retirement accounts.

(d)       No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)       Mr. Mitchell is a citizen of the United States. Shipyard is a Delaware limited liability company. Mr. Eriksen is a citizen of the United States. CCP is a Washington limited liability company. Mr. Keenan is a citizen of the United States. Mr. Hay is a citizen of the United States. Evergreen is a Washington limited liability company.

CUSIP No. 694103102	13D	Page 9 of 14

Item 3.	Source and amount of Funds or Other Consideration

The units were acquired in open market purchases with working capital of Shipyard, CCP, Mr. Keenan, and Evergreen respectively. The amount of funds expended, excluding commissions, to acquire units held by Shipyard, CCP, Mr. Keenan, and Evergreen is $469,225, $432,473, $98,994, and $1,187,869 respectively.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of Pacific Coast for investment purposes.

Shipyard, CCP, Mr. Keenan, and Evergreen believe that the trustee is not properly representing unitholders. The trustee has refused to file suit against PCEC for what we believe are illegal and improper assessments against the trust, preventing the trust from making distributions and potentially forcing dissolution and liquidation, which we believe would harm unitholders.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the units at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the units; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the trustee of the Issuer (the “Trustee”), other unitholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the units; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) proposing changes of the trust’s trustee or bylaws; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional units or dispose of some or all of the units beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On October 11, 2022, Shipyard and CCP sent a letter to the trustee requesting that it file suit against PCEC, the trust’s operator, or face a special meeting vote to be removed as trustee. That letter was filed as Exhibit 2 to the Schedule 13D filed the same day. On October 17, 2022, the trustee filed a response letter on Form 8K, indicating that it intended to take no action against the operator at that time. On November 3, 2022, Shipyard and CCP sent a letter to the trustee further explaining why PCEC’s accounting is improper, and reiterating their intent to call a special meeting to vote on the trustee’s removal. That letter was filed as Exhibit 2 to the amended Schedule 13D filed the same day. On November 14, 2022, the trustee filed a response letter on form 8K, purporting to respond to the letter of November 3. On December 12, 2022, Shipyard and CCP sent a letter to the trustee, explaining in further detail how the trustee was failing to defend unitholders’ rights under the Conveyance Agreement and the Trust Agreement, and demanding that a special meeting of unitholders be called for the purpose of voting on the trustee’s removal and voting to approve that the trustee be directed to take no action to dissolve the trust during the remainder of its tenure as trustee. That letter was filed as Exhibit 2 to the Schedule 13D filed the same day. On December 16, Evergreen, Shipyard, CCP, and Mr. Keenan filed a third amended Schedule 13D to reflect Evergreen's addition to the reporting group. On December 22, 2022, the Reporting Parties filed a fourth amended Schedule 13D, correcting the previous Evergreen unit count to reflect recent client attrition, and attaching as Exhibit 2 a letter to the trustee. Also on December 22, 2022, Shipyard and CCP re-submitted the special meeting request to reflect changes requested by the trustee. On December 29, 2022, the Reporting Parties received a letter from PCEC’s counsel alleging material misstatements and omissions in our December 22 letter to the trustee referenced above. The Reporting Parties reject the claims made by PCEC’s counsel but clarify that the reference to PCEC’s accounting is a reference to the ARO assessment to the Trust, not to PCEC’s internal accounting, and attach as Exhibit 2 to this filing a response letter to PCEC. This filing also updates the previous Evergreen unit count to reflect recent client attrition. On January 11, 2023 the trustee informed the Reporting Parties that the special meeting request is still being evaluated.

CUSIP No. 694103102	13D	Page 10 of 14

Item 5.	Interest in Securities of the Issuer

The following sets forth the aggregate number and percentage (based on 38,583,158 units outstanding on August 1, 2019, as reported in the 10-Q of the Issuer filed with the Securities and Exchange Commission on August 1, 2019) of outstanding units owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Evergreen Capital Management LLC (1)	3,277,690	8.5%
Shipyard Capital LP (2)	3,212,503	8.3%
Cedar Creek Partners LLC (3)	1,515,400	3.9%
Walter C. Keenan (4)	224,113	0.6%

Total for Evergreen, Shipyard, CCP, and Mr. Keenan	8,229,706	21.3%

(1)	These shares are owned by Evergreen Capital Management, LLC, a Registered Investment Advisor. Evergreen’s December 22, 2022 disclosure of 3,295,890 units is updated to reflect recent client attrition.
(2)	These units are owned by Shipyard, an investment partnership, for which Shipyard Capital Management LLC is General Partner and acts as the discretionary portfolio manager.
(3)	These units are owned by CCP, an investment partnership, for which Eriksen Capital Management LLC is the Managing Member, and acts as the discretionary portfolio manager.
(4)	These units are owned by Walter C. Keenan, a private investor.

There have been no transactions with respect to the units effected by Reporting Persons since the 13D/A filing on December 22, 2022.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2	Response letter

CUSIP No. 694103102	13D	Page 11 of 14

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2023

EVERGREEN CAPITAL MANAGEMENT LLC

By:	/s/ David Hay
David Hay
Co-CIO, Partner

SHIPYARD CAPITAL MANAGEMENT LLC

By:	/s/ Carson Mitchell
Carson Mitchell
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

Walter C. Keenan

By:	/s/ Walter Keenan
Walter Keenan

CUSIP No. 694103102	13D	Page 12 of 14

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the units of beneficial interest of Pacific Oil Trust. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 12, 2023

EVERGREEN CAPITAL MANAGEMENT LLC

By:	/s/ David Hay
David Hay
Co-CIO, Partner

SHIPYARD CAPITAL MANAGEMENT LLC

By:	/s/ Carson Mitchell
Carson Mitchell
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

Walter C. Keenan

By:	/s/ Walter C. Keenan
Walter C. Keenan

CUSIP No. 694103102	13D	Page 13 of 14

Exhibit 2

January 6, 2023

VIA E-MAIL

Marc Greenwald

Quinn Emanuel Urquhart & Sullivan

marcgreenwald@quinnemanuel.com

Dear Mr. Greenwald,

We write in response to your December 29, 2022 letter. That letter claimed that the Schedule 13D/A filed by Evergreen Capital, Shipyard Capital, Eriksen Capital, and Walter Keenan on December 22 contained “material misstatements and omissions” in its characterization of documents relating to the trust’s Asset Retirement Obligations (ARO). Our filing made no such misstatements or omissions. Nevertheless, we are pleased to provide fuller excerpts from those documents, since they speak forcefully to the impropriety of the ARO accounting that PCEC—the operator of the trust’s assets—has assessed on the trust. Taking each document in turn:

The Martindale reporti:

“[a]lthough the Conveyance [Agreement] permits PCEC to accrue future plugging and abandonment costs and to deduct those costs from proceeds otherwise payable to the Trust, this method of deducting the entire amount beginning January 2020 does not produce the most equitable result for the existing Trust unitholders...PCEC as a prudent operator should begin accruing for those costs in a sufficient time prior to abandonment that will not overly burden any interest owner by not matching expenses with revenues. In addition, Martindale recommends that the Trustee request PCEC to place into escrow these accrued costs for future abandonment operations until time of use...It is unknown as to why PCEC is utilizing a computed ARO as the basis to deduct plugging and abandonment costs from the Trust distributions...PCEC’s utilization of the computed ARO places the Trust in a disadvantageous position...” (Emphasis added).

We hope you will agree—as we wrote in our previous 13D/A filing—that Martindale did not find the ARO accounting assessed by PCEC on the trust to be equitable.

The Stuart Harden deposition:

[Discussing PCEC’s books] Mr. Laughlin: “That would not be possible consistent with GAAP to take the entire expense, right?”

Mr. Harden: “That’s correct and would be consistent with other parts of the Foss declaration indicating that the liability preceded 2019 as well as in 2019 and after.”ii

...

[Discussing the Trust] Mr. Laughlin: “Okay. You agree with me that GAAP prohibits a company from taking 30 years of ARO as an expense in a single monthly period, right?”

Mr. Harden: “It would be very rare that GAAP would allow that, yes.”iii

i Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Declaration of Sashe Dmitroff vol 1, Exhibit 33, uploaded to docket on www.lacourt.org on 30 August 2021

ii Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Declaration of Jing-Li Yu, Exhibit M at p.21, uploaded to docket on www.lacourt.org on 1 December 2021

iii Ibid. at p. 48

CUSIP No. 694103102	13D	Page 14 of 14

Again, our previous characterization is borne out: PCEC’s own expert witness agreed that the ARO methodology assessed upon the trust by PCEC is in conflict with accepted accounting principles.

You also objected to our quoting Judge Kuhl’s criticism of PCEC’s accounting, noting that her criticisms were delivered not in a ruling but in open court, and to our referencing the Temporary Restraining Order (TRO) without mentioning that, due to the arbitration panel’s ruling that unitholders lack standing, Evergreen did not prevail in arbitration on a renewed motion for preliminary injunction. Shipyard Capital and Eriksen Capital’s October 11, 2022 letter filed on Schedule 13D makes the context of Judge Kuhl’s comments perfectly clear, and the inability of unitholders to reach the merits due to standing is the very reason that Shipyard and Eriksen were forced to request a special meeting to vote on the Trustee’s removal. We think the Judge Kuhl transcript and the TRO make for delightful reading and encourage anyone following this situation to read them in their entirety at the links below.iv

It is also clear that when we discuss these matters in the Schedule 13D/A, we refer to the accounting assessed by PCEC on the Pacific Coast Oil Trust. However, we note your position that PCEC applies GAAP to its own internal financial statements, and we note the provocative contrast this makes with the accounting that PCEC assesses on the trust.

Lastly, we were amused to discover—when rereading the voluminous discovery documents—reference to an email from Martindale that neatly summarizes the present misadventure: “By accruing for the entire (discounted) amount, this method does not correspond with the conceptual accounting standard of matching expenses to revenues”v. Perplexity at PCEC’s accounting seems to be a common refrain ever since the trust’s previous auditor resigned because “information had come to PwC’s attention that causes PwC to be unwilling to be associated with the Trust’s financial statements”vi.

Respectfully,

Carson Mitchell	David Hay
Managing Member	Co-CIO, Partner
Shipyard Capital Management LLC	Evergreen Capital Management LLC
carson@shipyardcapital.com	dhay@evergreengavekal.com

Tim Eriksen	Walter Keenan
Managing Member	walt@walterkeenan.com
Cedar Creek Partners LLC
tim@eriksencapital.com

Cc

Sashe Dimitroff	W. Steve Benesh
sdimitroff@bakerlaw	steve.benesh@bracewell.com

iv Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Exhibit 8 to Declaration of Sashe D. Dimitroff, uploaded to docket on www.lacourt.org on 13 December 2021; Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Ruling on Evergreen Capital Management LLC’s ex parte application, uploaded to docket on www.lacourt.org on 16 December 2021

v Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Declaration of Jing-Li Yu, Exhibit M at p.45, uploaded to docket on www.lacourt.org on 1 December 2021

vi https://www.sec.gov/Archives/edgar/data/1538822/000110465919053711/a19-19914_18k.htm